

April 1, 2013

Via E-mail
Mark B. Dunkerley
President and Chief Executive Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819

> **Re: Hawaiian Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 14, 2013**
> **File No. 333-187255 & -01**

Dear Mr. Dunkerley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your Form 10-K incorporates by reference certain sections from your definitive proxy statement. We also note that you have not filed your definitive proxy statement at this time. The registration statement may not be declared effective until you file the definitive proxy statement or an amended Form 10-K, which includes all items required by Form 10-K. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 123.01, available on our website.

Calculation of Registration Fee Table

2. It does not appear that you are describing Rule 457(i) in footnote (1) to the registration fee table. Please revise or advise.

3. We note that footnote (7) to the registration fee table contemplates the offering of units. Please revise the fee table to separately list the units and describe them in the prospectus.

Exhibit 5.1

4. Please have counsel revise paragraph 5 on page 3 to opine that Depositary Shares will entitle their holders to the rights specified in the deposit agreement and ADR. For guidance, refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

Exhibit 5.2

5. Please refer to assumption (iii) in the first full paragraph on page 2. Please have counsel remove this assumption or confirm that counsel will file an unqualified opinion at each takedown.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any questions you may have.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: <u>via e-mail</u>
        Michael Russell, Esq.
        Wilson Sonsini Goodrich & Rosati